[redacted]

UNITED STATES
SECURITIES AND EXCHANGE
Washington, D.C. 205

11016026

ROVAL
3235-0123
0, 2013
age burden
onse...12.00

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 25 2011
211

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48989

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

P.M.K. Securities & Research, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 East Atlantic Avenue, Suite 200
(No. and Street)

Delray Beach (City) Florida (State) 33444 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger Kumar (561) 454-1770
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson & Smith PA
(Name – of individual, state, last,first, middle name)

500 West Cypress Creek Road, Suite 450, Fort Lauderdale, Florida 33309
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

KW 3/2

KW 3/11

Securities and Exchange Commission
Washington, D.C. 20549:

I, the undersigned officer of P.M.K. Securities & Research, Inc., affirm that, to the best of my knowledge and belief the accompanying consolidated financial statements and accompanying schedules pertaining to the firm of P.M.K. Securities & Research, Inc., as of December 31, 2010, are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

P.M.K. Securities & Research, Inc.

John M. Murphy, President

Sworn to and subscribed before me this
24 day of February, 2011.

(Signature of Notary Public)

WENDY WURST
MY COMMISSION # DD 995085
EXPIRES: July 5, 2014
Bonded Thru Notary Public Underwriters

Personally known: ✓

This report ** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Consolidated Statement of Financial Condition.
- x (c) Consolidated Statement of Income.
- x (d) Consolidated Statement of Cash Flows.
- x (e) Consolidated Statement of Changes in Stockholders' Equity.
- ___ (f) Consolidated Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- ___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ___ (i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
- ___ (j) A Reconciliation, including appropriate explanation, of Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) And Oath or Affirmation.
- x (m) A copy of SIPC Supplemental Report.
- x (n) A report describing any material inadequacies found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portion of this filing. see section 240.17a-5(e)(3).*

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Fort Myers
Orlando
Tampa

Certified Public Accountants

Independent Auditors' Report

P.M.K. Securities & Research, Inc.
Delray Beach, Florida:

We have audited the accompanying consolidated statement of financial condition of P.M.K. Securities & Research, Inc. and Subsidiary (the "Company") at December 31, 2010 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The information contained in Schedule I, is presented for purposes of additional analysis and is not a required part of the consolidated financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Fort Lauderdale, Florida
February 23, 2011

500 West Cypress Creek Road, Suite 450, Fort Lauderdale, Florida 33309, (954) 772-3039
A Registered Public Accounting Firm

P.M.K. SECURITIES & RESEARCH, INC. AND SUBSIDIARY

Consolidated Statement of Financial Condition

At December 31, 2010

Assets	
Cash	$ 243,117
Securities owned	7,999
Receivable from clearing organization	419,764
Accounts receivable	37,073
Furniture and equipment, net	61,310
Prepaid expenses	31,471
Refundable deposits	9,747
Other receivable	304
Total	$ 810,785
Liabilities and Stockholders' Equity	
Liabilities:	
Note payable	44,160
Accounts payable and accrued expenses	176,300
Total liabilities	220,460
Commitments and contingencies (Notes 4 and 7)	
Stockholders' equity:	
Common stock, $.01 par value; authorized 10,000 shares, 510 issued and outstanding	5
Additional paid-in capital	53,995
Retained earnings	536,325
Total stockholders' equity	590,325
Total	$ 810,785

See accompanying Notes to Consolidated Financial Statements.

P.M.K. SECURITIES & RESEARCH, INC. AND SUBSIDIARY

Consolidated Statement of Income

Year Ended December 31, 2010

Revenues:	
Commissions	$ 1,946,094
Principal transactions	186,725
Management fees	512,318
Interest	190
Other	323,033
Total revenues	2,968,360
Expenses:	
Commissions	1,414,727
Compensation and employee benefits	392,582
Clearing organization fees	165,973
Rent	144,275
Equipment rental and quotation services	104,430
Communications	33,346
Professional fees	20,681
Other	122,029
Total expenses	2,398,043
Net income	$ 570,317

See accompanying Notes to Consolidated Financial Statements.

P.M.K. SECURITIES & RESEARCH, INC. AND SUBSIDIARY

Consolidated Statement of Changes in Stockholders' Equity

Year Ended December 31, 2010

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2009	$ 5	53,995	469,008	523,008
Cash dividends	-	-	(503,000)	(503,000)
Net income	-	-	570,317	570,317
Balance at December 31, 2010	$ 5	53,995	536,325	590,325

See accompanying Notes to Consolidated Financial Statements.

P.M.K. SECURITIES & RESEARCH, INC. AND SUBSIDIARY

Consolidated Statement of Cash Flows

Year Ended December 31, 2010

Cash flows from operating activities:	
Net income	$ 570,317
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	14,083
Increase in securities owned	(1,173)
Increase in receivable from clearing organization	(59,192)
Decrease in accounts and other receivable	8,786
Increase in prepaid expenses	(145)
Increase in accounts payable and accrued expenses	19,435
Net cash provided by operating activities	552,111
Cash flows from financing activities:	
Payments made on note payable	(18,323)
Cash dividends paid	(503,000)
Net cash used in financing activities	(521,323)
Net increase in cash	30,788
Cash at beginning of year	212,329
Cash at end of year	$ 243,117
Supplementary cash flow information –	
Cash paid for interest during the year	$ 1,095
Noncash investing and financing transaction –	
Issuance of note payable in connection with the acquisition of equipment	$ 45,530

See accompanying Notes to Consolidated Financial Statements.

(1) Summary of Significant Accounting Policies

General. P.M.K. Securities & Research, Inc. ("PMK Securities") is a fully-disclosed securities broker/dealer located in Delray Beach, Florida. P.M.K. Capital Advisors, Inc. ("Capital Advisors") is a wholly-owned subsidiary of the PMK Securities (collectively they are referred to as the "Company"). The Company provides securities brokerage and advisory services to customers primarily in the Southeastern United States. The following is a description of the significant accounting policies which the Company follows in preparing and presenting its consolidated financial statements, which conform to U.S. generally accepted accounting principles("GAAP").

Subsequent Events. Management has evaluated events occurring subsequent to the balance sheet date through February 23, 2011 (the financial statement issuance date), determining no events require additional disclosure in these consolidated financial statements.

Estimates. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation. The accompanying consolidated financial statements include the accounts of PMK Securities and Capital Advisors. All significant intercompany accounts and transactions have been eliminated in consolidation.

Securities and Securities Transactions. The Company records customers' securities transactions and related income and expenses on a trade date basis. Securities owned are carried at market value. In cases where there is no readily available market price, the fair value is based on the framework for measuring fair value.

Revenue Recognition. Income from advisory services is recorded upon completion of the related transaction.

Depreciation. Depreciation has been provided using accelerated methods over the estimated useful lives of the assets.

Income Taxes. The stockholders of the Company have elected to be taxed as an S-Corporation. For federal and state income tax purposes, all items of income and expense flow through to its stockholders; therefore, no provision for income taxes is reflected in these financial statements.

(continued)

(1) Summary of Significant Accounting Policies, Continued

Income Taxes, Continued. GAAP sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.

A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. The Company's status as an S-Corporation is defined as a tax position under this accounting guidance. As of December 31, 2010, management is not aware of any uncertain tax positions that would have a material effect on the Company's consolidated financial statements.

The Company recognizes interest and penalties on income taxes as a component of income tax expense, should such an expense be realized.

The Company files a U.S. Income Tax Return for an S-Corporation. With few exceptions, the Company is no longer subject to U.S. federal income tax examination by the Internal Revenue Service for years before 2007.

Fair Value Measurements. Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy describes three levels of inputs that may be used to measure fair value:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and model-driven valuations whose inputs are observable or whose significant value drivers are observable. Valuations may be obtained from, or corroborated by, third-party pricing services.

Level 3: Unobservable inputs to measure fair value of assets and liabilities for which there is little, if any, market activity at the measurement date, using reasonable inputs and assumptions based upon the best information at the time, to the extent that inputs are available without undue cost and effort.

(continued)

(1) Summary of Significant Accounting Policies, Continued

Fair Value Measurements, Continued. The following describes valuation methodologies used for assets and liabilities measured at fair value-

Securities Owned. Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include highly liquid government bonds, certain mortgage products and exchange-traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Examples of such instruments, which would generally be classified within Level 2 of the valuation hierarchy, include certain collateralized mortgage and debt obligations and certain high-yield debt securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. Securities classified within Level 3 include certain residual interests in securitizations and other less liquid securities.

(2) Receivable from Clearing Organization

The receivable from Clearing Organization consists of money-market accounts which are held by the clearing organization.

(3) Securities Owned

Securities owned consist of investment securities at estimated fair values determined by management and are as follows:

	At December 31, 2010
Corporate equities:	
Not readily marketable	$ 880
Marketable	7,119
	$ 7,999

Assets and liabilities measured at fair value on a recurring basis, are summarized below:

		Fair Value Measurements at December 31, 2010 Using		
	Fair Value As of December 31, 2010	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities owned	$ 7,999	7,119	-	880

During the year ended December 31, 2010, no securities were transferred in or out of Level 1, Level 2 or Level 3.

(continued)

(3) Securities Owned, Continued

The table below presents a reconciliation for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2010. These instruments were valued using pricing models and discounted cash flow methodologies incorporating assumptions that, in management's judgment, reflect the assumptions a marketplace participant would use at December 31, 2010:

	Total Fair Value Measurements Year Ended December 31, 2010
Balance, January 1, 2010	$ 880
Total realized losses	
Included in earnings	-
Balance, December 31, 2010	$ 880

(4) Furniture and Equipment

A summary of furniture and equipment is as follows:

	At December 31, 2010
Furniture and office equipment	$ 93,942
Automobile	63,424
Total cost	157,366
Less accumulated depreciation	(96,056)
Furniture and equipment, net	$ 61,310

(continued)

(4) Furniture and Equipment, Continued

The Company leases its office facility under an operating lease agreement. The lease contains escalation clauses for annual rent adjustments. Rent expense totaled $144,275 for the year ended December 31, 2010. The future minimum lease payments at December 31, 2010 are approximately as follows:

Year Ending December 31,	Amount
2011	$ 96,297
2012	99,186
2013	102,161
2014	105,226
	$ 402,870

(5) Profit Sharing Plan

The Company offers a Section 401(k) Profit Sharing Plan, which is available for employees who have completed one year of service and have attained age twenty-one. The Company made no contributions to the Plan in 2010.

(6) Note Payable

At December 31, 2010, the Company had a note payable with a balance of $44,160. The note bears interest at 4.79% and is payable in monthly installments through November 2015. The note is collateralized by the Company's automobile. The future principal payments at December 31, 2010 are as follows:

Year Ending December 31,	Amount
2011	$ 7,630
2012	8,714
2013	9,140
2014	9,588
2015	9,088
	$ 44,160

(7) Contingencies

Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's consolidated financial statements.

(continued)

(8) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness must not exceed net capital, as those terms are defined, by a ratio of more than 15 to 1. At December 31, 2010, the Company's minimum net capital requirement was $50,000. PMK Securities' net capital computed on an unconsolidated basis and in accordance with the Rule of the Commission amounted to $300,762 and the ratio of aggregate indebtedness to net capital was .59 to 1.

(9) Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of the receivable from its clearing organization.

(10) Consolidating Statement of Financial Condition

The following is a consolidating statement of financial condition at December 31, 2010:

	P.M.K. Securities & Research, Inc.	P.M.K. Capital Advisors, Inc.	Eliminations	Consolidated
Cash	$ 51,128	191,989	-	243,117
Securities owned	7,999	-	-	7,999
Receivable from clearing organization	419,764	-	-	419,764
Accounts receivable	8,974	32,800	(4,701)[(b)]	37,073
Furniture and equipment	61,310	-	-	61,310
Investment in and advances to subsidiary	175,809	-	(175,809)[(a)]	-
Prepaid expenses	31,471	-	-	31,471
Refundable deposits	9,747	-	-	9,747
Other receivable	304	-	-	304
Total	$ 766,506	224,789	(180,510)	810,785
Note payable	44,160	-	-	44,160
Accounts payable and accrued expenses	132,021	48,980	(4,701)[(b)]	176,300
Total liabilities	176,181	48,980	(4,701)	220,460
Common stock	5	1	(1)[(a)]	5
Additional paid-in capital	53,995	4,999	(4,999)[(a)]	53,995
Retained earnings	536,325	170,809	(170,809)[(a)]	536,325
Total stockholders' equity	590,325	175,809	(175,809)	590,325
Total	$ 766,506	224,789	(180,510)	810,785

(a) To eliminate investment in subsidiary.
(b) To eliminate intercompany receivable/payable.

P.M.K. SECURITIES & RESEARCH, INC. AND SUBSIDIARY

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2010

NET CAPITAL	
Total stockholders' equity	$ 590,325
Deduct stockholders' equity not allowable for net capital	-
Total stockholders' equity qualified for net capital	590,325
Deductions and/or charges -	
Nonallowable assets:	
Furniture and equipment	(61,310)
Investment in and advances to subsidiary	(175,809)
Other receivables	(5,005)
Receivables from noncustomers	(4,273)
Securities not readily marketable	(880)
Other assets	(41,218)
Total nonallowable assets	(288,495)
Net capital before haircuts on securities	301,830
Haircuts on securities	(1,068)
Net capital	$ 300,762
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (based on aggregate indebtedness)	$ 11,745
Minimum net capital required of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above)	$ 50,000
Excess net capital	$ 250,762
AGGREGATE INDEBTEDNESS	
Item included in statement of financial condition-	
Total A.I. Liabilities from Statement of Financial Condition	$ 176,181
Ratio aggregate indebtedness to net capital	.59

RECONCILIATION OF SUPPORTING SCHEDULES WITH MOST RECENT PART II FILING

There are no material differences between the computation of net capital pursuant to Rule 15c3-1 included in Form X-17A-5 Part II as previously filed with the commission and the schedules contained herein.

(continued)

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Fort Myers
Orlando
Tampa

Certified Public Accountants

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

February 23, 2011

P.M.K. Securities & Research, Inc.
Delray Beach, Florida:

In planning and performing our audit of the financial statements and supplemental schedules of P.M.K. Securities & Research, Inc. and Subsidiary (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

500 West Cypress Creek Road, Suite 450, Fort Lauderdale, Florida 33309, (954) 772-3039
A Registered Public Accounting Firm

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Hacker, Johnson & Smith PA

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

P.M.K. Securities & Research, Inc.
105 East Atlantic Avenue, Suite 200
Delray Beach, Florida 33444

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by P.M.K. Securities & Research, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating P.M.K. Securities & Research, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). P.M.K. Securities & Research, Inc.'s management is responsible for P.M.K. Securities & Research, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries by agreeing amounts to image of canceled checks noting no difference;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers by agreeing amounts to the income statement for the year ended December 31, 2010 and the respective quarterly FOCUS reports noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers by reviewing the Form SIPC-7 worksheet supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Fort Lauderdale, Florida
February 23, 2011